UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 23)*

                         Hershey Foods Corporation
                             (Name of Issuer)

                Common Stock, one dollar ($1.00) par value
                      (Title of Class of Securities)

                                427866 10 8
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement  /    /.

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2-95)              Page 1 of 5 pages


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CUSIP No. 427866 10 8         13G                       Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Hershey Trust Company
     FIN 23-0692150

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                   (a)  /   /
                                   (b)  /   /

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

 NUMBER OF             5  SOLE VOTING POWER
 SHARES                   12,749,458 Common Stock plus
 BENEFICIALLY             30,306,006 shares of Class B Common
 OWNED BY                 Stock ($1.00 par value) convertible share
  EACH                    for share into Common Stock for a total of
 REPORTING                43,055,464
  PERSON
  WITH                 6  SHARED VOTING POWER
                          None

                       7  SOLE DISPOSITIVE POWER
                          472,787

                       8  SHARED DISPOSITIVE POWER
                          12,276,671 Common Stock plus 30,306,006
                          shares of Class B Common Stock ($1.00
                          par value) convertible share for share
                          into Common Stock for a total of
                          42,582,677

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,749,458 Common Stock plus 30,306,006 shares Class B Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 43,055,464

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.1% (12,749,458 of 105,205,164 outstanding)
     31.7% (43,055,464 of 135,638,972 outstanding pursuant to Rule
                13d-3(d)(1))


12 TYPE OF REPORTING PERSON*
     CO
                   *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                               Page 3 of 5 Pages

Item 1(a) Name of Issuer:
          Hershey Foods Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
          P.O. Box 810, Hershey, Pennsylvania 17033

Item 2(a) Name of Person Filing:
          Hershey Trust Company

Item 2(b) Address of Principal Business Office, or, if none, Residence:
          100 Mansion Road East, P.O. Box 445, Hershey,
          Pennsylvania 17033

Item 2(c) Citizenship:
          Pennsylvania Trust Company

Item 2(d) Title of Class Securities:
          Common Stock, one dollar ($1.00) par value

Item 2(e) CUSIP Number:
          427866 10 8

Item 3.
          Not applicable. The original statement was filed pursuant to Rule 13d-1(c).

Item 4.   Ownership:
          The following information is provided as of December 31, 2001:
               (a)  Amount Beneficially Owned:  12,749,458 plus
                    30,306,006 shares of Class B common Stock ($1.00
                    par value) convertible share for share into Common Stock for a total of 43,055,464
               (b)  Percent of Class: 12.1% (12,749,458 of 105,205,164
                    outstanding); 31.7% (43,055,464 of 135,638,972
                    outstanding pursuant  to Rule 13d-3(d)(1))
               (c)  Number of shares as to which such person has:
                    (i)   sole power to vote or to direct the vote:
                          12,749,458 plus 30,306,006 shares of Class B
                          Common Stock ($1.00 par value) convertible
                          share for share into Common stock for a total of 43,055,464



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                                        Page 4 of 5 Pages

                    (ii)  shared power to vote or to direct the vote:  none
                    (iii) sole power to dispose or to direct the disposition of:
                          472,787
                    (iv) shared power to dispose or to direct the disposition of:
                          12,276,671 plus 30,306,006 shares of Class B Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 42,582,677

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     Of the 43,055,464 shares (12,749,458 common shares and 30,306,006 Class B shares) listed in response to Item 4(a), Hershey Trust Company holds 42,808,464 shares (12,502,458 common shares and 30,306,006 Class B shares) in its capacity as institutional fiduciary for 69 estates and trusts, including 42,582,677 shares (12,276,671 common shares and 30,306,006 Class B shares) held as trustee for Milton Hershey School. All outstanding shares of Hershey Trust Company are owned by Hershey Trust Company, Trustee in Trust for Milton Hershey School. All nineteen members of the Board of Directors of Hershey Trust Company are presently members of the Board of Managers of Milton Hershey School, which is the governing body of Milton Hershey School.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.




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                                                               Page 5 of 5 Pages



Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February 5, 2002

                                            HERSHEY TRUST COMPANY

                                           /s/  ROBERT C. VOWLER, President
                                           ---------------------------------
                                            Robert C. Vowler, President





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